UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

Mexoro Minerals Ltd.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

593054109

(CUSIP Number)

Christopher Crupi

346 Waverly Street

Ottawa, Ontario Canada K2P  0W5

With a copy to:

Jeffrey G. Klein

2600 North Military Trail

Suite 270

Boca Raton, Florida 33431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paramount Gold and Silver Corp No. 20-3690109
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7

SOLE VOTING POWER

4,120,000  shares of Common Stock, consisting of 2,740,000 shares of common stock issuable pursuant to three convertible debentures, and 1,370,000  shares of common stock underlying common stock purchase warrants.

SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9

SOLE DISPOSITIVE POWER

4,120,000  shares of Common Stock, consisting of 2,740,000  shares of common stock issuable pursuant to the three  convertible debentures and 1,370,000  shares of common stock underlying common stock purchase warrants.

WITH	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,120,000 shares of Common Stock, consisting of 2,740,000 shares of common stock  issuable pursuant to the  three convertible debentures and  1,370,000  common shares issuable pursuant to the underlying common stock purchase warrants.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – See Item 5 13.3%
14		TYPE OF REPORTING PERSON* CO

Item 1.

Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Common Stock, no par value (the “Common Stock”) of Mexoro Minerals Ltd., a Colorado corporation (the “Issuer”).   The principal executive offices of the Issuer are located at C. General Retana #706 Col. San Felipe Chihuahua, Chih. Mexico.

Item 2.

Identity and Background.

This Statement is filed on behalf of Paramount Gold and Silver Corp. (“Paramount”).   Paramount’s principal place of business is located at  346 Waverley Street   Ottawa, Ontario, Canada K2P 0W5.  Paramount’s principal business activity is mining exploration in Mexico.

The name, citizenship, present principal occupation of each of the executive officers and directors of Paramount is as set forth below:

Christopher Crupi	(Canadian Citizenship)

Mr. Crupi is a chartered accountant.  He serves as  President, Chief Executive Officer and Director of Paramount.  Mr. Crupi founded Paramount in 2005 and oversees the administrative and operations activities.  >From 2000 to 2004, Mr. Crupi was a Vice President of PricewaterhouseCoopers LLP. Mr. Crupi received his Bachelor of Commerce degree from the University of Ottawa in 1992. Mr. Crupi received his Chartered Accountant designation in 1995.  Mr. Crupi’s principal business address is located at the corporate headquarters of Paramount.

Charles William Reed	(U.S Citizenship)

Mr. Reed serves as  Vice President and Director of Paramount.. Mr. Reed has been  Vice President of Paramount  since 2005.  Mr. Reed is Paramount’s  manager of exploration in Mexico. In addition to his duties at Paramount, Mr. Reed is also Chief Geologist of AmMex Gold and Silver Corp. Mr. Reed has significant mining experience in Mexico, as he was formerly Chief Geologist - Mexico for Minera Hecla S. A. de C. V. (“Hecla”), a subsidiary of Hecla Mining (NYSE:HL) from 1998 to 2004, and Regional Geologist, Mexico and Central America for Echo Bay Exploration from 1993 to 1998.. Mr. Reed received his Bachelor of Science Degree, Mineralogy, from the University of Utah in 1969 and is a Registered Professional Geologist in the State of Utah. He also completed an Intensive Spanish Program at Institute De Lengua Espanola, San Jose, Costa Rica  in 1969.  Mr. Reed’s principal business address is 4905 N. Calle Tuscon, Arizona 85718.

Lucie Letellier	(Canadian Citizenship)

Ms. Letellier was appointed  chief financial officer of Pararmount  in August, 2007.  Prior to her appointment as Chief Financial Officer, since January 2006, Ms. Letellier served as Paramount’s controller, in charge of day to day accounting operations with respect to Paramount’s  mining exploration operations.   Ms. Letellier also currently serves as the chief financial officer for  AmMex Gold Mining Corp. and is responsible for AmMex’s accounting and financial functions. From 1990 to 2005, Ms. Letellier was Senior Accountant in the Office of Marc S. Chabot, Chartered Accountant.  Ms. Letellier’s principal business address is located at the principal business address of Paramount.

Michael Clancy	(Canadian Citizenship)

Mr.  Clancy serves as Paramount’s corporate secretary.   Mr. Clancy is a partner in the Ottawa office of Gowling Lafleur Henderson LLP (“Gowlings”).  Mr. Clancy practices business law and has been with Gowlings since 1989. Mr. Clancy completed two years of a Bachelor of Arts at Carleton University and obtained his Bachelor of Laws from Osgoode Hall Law School.  Mr. Clancy’s principal place of business is located at 2600-160  Elgin Street, Suite 2600 Ottawa, Ontario  K1V 1P9.

John Carden, Ph.D.	(U.S. Citizenship)

Dr. Carden joined Paramount   in 2006. Dr. Carden has more than twenty years experience in exploration management, teaching, and research. Since 2001 Dr. Carden has been a geologic consultant for several junior resource companies. Dr. Carden is currently a director of Corex Gold Corporation and Magnum Uranium Corp., each TSX Venture Exchange listed companies. From 1998 to 2001, Dr. Carden was the President of Latitude Minerals Corporation, a publicly traded company on the Canadian Venture Exchange, and Director of U.S. Exploration for Echo Bay Mining from 1992 to 1998. Dr. Carden is a licensed Professional Geologist in the State of Washington. Dr. Carden received both his Bachelor of Science and Master of Science in geology from Kent State University in 1970 and 1971, respectively, and his doctorate in geology from Geophysical Institute, University of Alaska in 1978.   Dr. Carden’s principal place of business is located at 111

North Vista, Unit 4c Spokane, WA  99212.

Daniel Hachey	(Canadian Citizenship)

Mr. Hachey joined  Paramount  as a director in 2006. Mr. Hachey has a strong capital markets background with twenty years of experience in investment banking largely in the area of public equity financing including initial public offerings and private placements.  Currently, Mr. Hachey is President and CEO of Greenwich Global Capital Inc., a public capital pool company listed on the TSX Venture Exchange. >From 2003 to 2003, Mr. Hachey was President and CEO of Valencia Ventures Inc., a publicly-traded mining company listed on the TSX Venture Exchange. From 2001 to 2003, he led the Mining Investment Banking Group at Research Capital Corp.  >From 1998 to 2001, Mr. Hachey was at HSBC and leaving as Senior Vice President and Director, Head of Technology Group (investment banking).  Mr. Hachey received a Bachelor of Science degree from Concordia University in 1982 and a Master of Business Administration degree in finance from McGill University in 1986.  Mr. Hachey’s principal place of business is 1087 Mayfair Road, Oakville, Ontario, Canada.

Michel Yvan Stinglhamber	(Mexican Citizenship)

Mr. Stinglhamber joined Paramount  in May 2007.  Mr. Stinglhamber has significant experience in the Mexican mining industry. He currently represents Umicore Belgium in Mexico and as a director for Unimet SA de CV, a wholly owned subsidiary of Umicore Belgium which is active in the fields of precious metals exploration. Mr. Stinglhamber is also the Chairman of the Mining Group-Compania Minera Misiones SA de CV located in Mexico. He is also on the Board of Directors of Marina Costa Baja in Mexico.  Since 1991, Mr. Stinglhamber has been involved in a number of mining ventures in Mexico. He was the president of the Belgo Luxemburg Mexican Chamber of Commerce in 1987, and in 2002, was awarded the Belgian decoration of “Officer of the Crown”.   Mr. Stinglhamber’s principal place of business is UNIMET SA de CV, Avenida Constitucion N 2233 pte 3 er piso, Colonia Obispado,  Monterrey-Nuevo Leon C.P.  64060 .

Ian Talbot	(Canadian Citizenship)

Mr. Talbot joined Paramount  as a director effective May 31, 2007.  He is an attorney and has significant experience with both mining and exploration stage companies.  He is the president and CEO of Arcus Development Group Inc., a junior mineral exploration company.  He is also a director of Rimfire Minerals Corporation, a junior exploration company listed on the TSX Venture Exchange.  In addition, Mr. Talbot currently acts as associate legal counsel to Morton & Company, a boutique securities law firm in Vancouver, Canada.

Between 2002 and 2006, Mr. Talbot was employed by BHP Billiton World Exploration Inc. as senior legal counsel and worked exclusively on mineral property acquisitions, dispositions and related junior exploration company financings. Prior to joining BHP Billiton, Mr. Talbot was a practicing attorney concentrating in corporate and securities matters for both public and private companies.  He received his Bachelor of Laws degree from the University of British Columbia in 1989 and received a Bachelor of Science (geology) from Brandon University in 1984.  Mr. Talbot’s principal place of business is 281 East 5 th Street, North Vancouver, BC, Canada.

Robert Dinning	(Canadian Citizenship)

Mr. Dinning joined Paramount in March 2008 as a director.  Mr. Dinning is a Chartered Accountant, and life time member of the Alberta Institute of Chartered Accountants. Mr. Dinning has operated a consulting practice since 1977. He has an extensive background in corporate finance, operating in the mining and high tech industries. Mr. Dinning has been an officer and director of various public and private companies for the past 35 years, including various Companies in both the United States and Canada. Mr. Dinning has since 2000 held various positions with Apolo Gold & Energy Corp., a Vancouver, British Columbia based company focused on precious metal mining opportunities in Central and South America and currently serves as Apolo’s Chief Financial Officer, Secretary and as a Director. Mr. Dinning also serves as the Chief Financial Officer, Secretary and as a director of Industrial Minerals Inc., an Oakville, Ontario based, exploratory mining company.    Mr. Dinning’s principal place of business is located at 12-1900 Indian River Cr North Vancouver B.C. Canada V7G 2R1.

Item 3.

Source or Amount of Funds or Other Consideration.

Item 3 is hereby restated in its entirety as follows:

Paramount has loaned Mexoro a total of $1,370,000  pursuant to three secured convertible debentures.  The first convertible debenture was in the amount of $500,000.  The second convertible debenture was in the amount of $370,000 and the third convertible debenture was in the amount of $500,000 and by all the assets of Sunburst de Mexico S.A. de C.V.  All three convertible debentures are secured by the assets of Mexoro, including but not limited to 49,999 (out of 50,000 issued and outstanding shares of common stock) of  Sunburst de Mexico S.A. de C.V. The notes are due May 9, June 18 and July 11, 2009 respectively.  The notes provide for interest at the rate of  8% per annum and may be converted into Units of Mexoro at a conversion price of $.50 per Unit.  Each unit consists of one share of Mexoro common stock and one half common stock purchase warrant.  Each whole warrant entitles the holder thereof to purchase one share of Mexoro at an exercise price of $.75 per share.  Except with respect to the due dates and  the principal amount of the notes, the material terms and conditions of all  three  secured convertible debentures and  the  security agreements are identical in form and substance

As of the date of this Report,  no portion of the convertible debentures have been converted into Units of Mexoro.  Paramount used its working capital to fund this loan to Mexoro.

Item 4.

Purpose of the Transaction.

Paramount’s primary exploratory mining  activities have been in the San Miguel groupings in Chihuahua, Mexico within the Sierra Madre Occidental.  In order to increase drilling opportunities in the San Miguel region,  Paramount signed a  Letter of Intent with the Issuer.   The Letter of Intent contemplates  that Paramount and the Issuer  will enter into a strategic alliance agreement which will call for Paramount and the Issuer  to  combine resources and expertise in a collaborative effort to expand  exploration and development on their respective adjoining  properties.  In furtherance thereof,  Paramount has loaned the Issuer a total of $1,370,000  pursuant to three convertible debenture instruments.

In addition to the funds Paramount has advanced the Issuer, as part of the Letter of Intent with the Issuer, Paramount has the right to  purchase  12 million units of Mexoro at a cost of $.50 per unit  ($6  million in total).   Paramount may complete the private placement at one time or in tranches over time as determined by Paramount in its sole discretion. But, prior to August 5, 2008 the first eight million Units ($4 million) must be subscribed.  The remaining four million Units may be subscribed prior to November 1, 2008 unless  the  closing date is extended by the Issuer  at its sole discretion.

The purpose of Paramount in acquiring the securities of  the Issuer was to obtain a position in the Issuer for investment purposes.   The Reporting Person may seek to acquire control of the Issuer although Paramount has not formulated any specific plan  in this regard other than as discussed above and there can be no assurance that any additional plans  will be developed or as to the terms or the timing of any such plan.   Any such plan that may be formulated could involve directly proposing a business combination transaction to the Issuer and its Board of Directors or making a tender offer for  some or all of the Issuer’s shares of Common Stock.  Paramount intends to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.   As part of such evaluations, Paramount may seek the view of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs  and potential business combinations.   Depending upon such evaluations and applicable legal requirements, Paramount may purchase additional shares of Common Stock or dispose of any shares of Common Stock which they may acquire.  Any acquisition or disposition of shares of Common Stock may be effected through  open market or privately negotiated transactions, or otherwise.  In the interest of maximizing shareholder value, Paramount may, from time to time, develop plans respecting , or propose changes in the management, policies, operations, capital structure or business of the Issuer.

Item 5.

Interest in Securities of the Issuer.

As a result of the transactions entered into above,  Paramount  may be deemed to beneficially own 4,120,000 shares of Common Stock,  representing approximately 15.4% of the Issuer’s outstanding capital stock of 26,749,502 shares as of May 12, 2008  or 13.3% of the Issuer’s outstanding common stock following the issuance of the shares of common stock and the exercise of the common stock purchase warrants,  but exclusive of any  outstanding warrants or options which have been issued by Mexoro.

There have been no other transactions between the Issuer and Paramount with respect to the issuance of any of the securities of Paramount.   Prior to the execution of the convertible debentures,  Paramount did not have any equity interest in the Issuer.

No other person is known to have the right to receive or the power to exercise the conversion rights granted under the convertible debentures or to exercise the warrants except for Paramount.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein,  there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7.

Material to be filed as Exhibits.

Exhibit 10.1

Form of Debenture

Exhibit 10.2

Form of Warrant.

Exhibit 10.3

Form of Security Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 15,  2008.

By:	/s/ Christopher Crupi
Christopher Crupi President Paramount Gold and Silver Corp.